

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2013

<u>Via E-Mail</u>
Keith Berman
Chief Financial Officer
Decision Diagnostics Corp.
2660 Townsgate Road, Ste. 300
Westlake Village, CA 91361

   Re: **Decision Diagnostics Corp.**
     Item 4.01 Form 8-K
     Filed April 16, 2013
     File No. 000-33187

Dear Mr. Berman:

  We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 4.01 8-K</u>

  1. Please file a currently dated letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

  You may contact me at (202) 551-3774.

        Sincerely,

        /s/ Blaise A. Rhodes

        Blaise A. Rhodes
        Staff Accountant
        Office of Beverages, Apparel and
        Mining